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FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form N-CSR
	☐Form 10-Q	☐Form 10-D	☐Form N-CEN

For Period Ended: December 31, 2024
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FutureFuel Corp.

Full Name of Registrant

Former Name if Applicable

8235 Forsyth Blvd., Suite 400

Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63105

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

FutureFuel Corp. (the “Company” or “FutureFuel”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “2024 Form 10-K”), within the prescribed time period without unreasonable effort and expense because extra time is needed to allow for the completion of documentation of certain Company processes. The Company expects to file the Form 10-K on or before April 1, 2025, the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rose M. Sparks, Chief Financial Officer	(314)	854-8352
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2024, the Company expects to report revenues of $243.3 million, compared to $368.3 million for the year ended December 31, 2023. The Company expects to report net income of $15.5 million, or $0.35 per diluted share, for the year ended December 31, 2024, compared to $37.4 million, or $0.85 per diluted share, for the year ended December 31, 2023.

For the quarter ended December 31, 2024, the Company expects to report revenues of $61.5 million, compared to $92.0 million for the quarter ended December 31, 2023. The Company expects to report net income of $2.8 million, or $0.06 per diluted share, for the quarter ended December 31, 2024, compared to $23.4 million, or $0.53 per diluted share, for the quarter ended December 31, 2023.

The foregoing financial information is preliminary and unaudited and, therefore, is subject to further adjustment. The Company’s actual results of operations may vary when reported in the 2024 Form 10-K.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements deal with FutureFuel’s current plans, intentions, beliefs, and expectations, and statements of future economic performance. Statements containing such terms as “believe,” “do not believe,” “plan,” “expect,” “intend,” “estimate,” “anticipate,” and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements. In addition, from time-to-time FutureFuel or its representatives have made or will make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that the company makes with United States Securities and Exchange Commission (the “SEC”), in press releases, or in oral statements made by or with the approval of one of FutureFuel’s authorized executive officers.

These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to:

●

adjustments that may arise in connection with the year-end financial close process or our independent registered public accounting firm’s audit of our consolidated financial statements for the year ended December 31, 2024;

●	further delay in the year-end financial close process or the related audit; and
●

those set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in FutureFuel’s Form 10-K Annual Report for the year ended December 31, 2023 and in its future filings made with the SEC.

An investor should not place undue reliance on any forward-looking statements contained in this Form 12b-25, which reflect FutureFuel management’s opinions only as of their respective dates. Except as required by law, the company undertakes no obligation to revise or publicly release the results of any revisions to forward-looking statements. The risks and uncertainties described in this Form 12b-25 and in current and future filings with the SEC are not the only ones faced by FutureFuel. New factors emerge from time to time, and it is not possible for the company to predict which will arise. There may be additional risks not presently known to the company or that the company currently believes are immaterial to its business. In addition, FutureFuel cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. If any such risks occur, FutureFuel’s business, operating results, liquidity, and financial condition could be materially affected in an adverse manner. An investor should consult any additional disclosures FutureFuel has made or will make in its reports to the SEC on Forms 10-K, 10-Q, and 8-K, and any amendments thereto. All subsequent written and oral forward-looking statements attributable to FutureFuel or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this Form 12b-25.

FutureFuel Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2025

By:	/s/ Rose M. Sparks
Name: Rose M. Sparks
Title: Chief Financial Officer